UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 17, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On November 17, 2015, Dollar Tree, Inc. issued a press release regarding the Company hosting its conference call for investors and analysts on Tuesday, November 24, 2015 at 9:00 a.m. (Eastern Time) to discuss financial results for the third quarter ended October 31, 2015. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated November 17, 2015 issued by Dollar Tree, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 17, 2015   By: /s/ Kevin S. Wampler

                                    Kevin S. Wampler
                                    Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated November 17, 2015 issued by Dollar Tree, Inc.

Exhibit 99.1

Dollar Tree, Inc. to Host Third Quarter Earnings Conference Call

CHESAPEAKE, Va. - November 17, 2015 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, will host its conference call for investors and analysts to discuss financial results for the third quarter ended October 31, 2015.

WHEN:	Tuesday, November 24, 2015 9:00 a.m. Eastern Time
PARTICIPATE:	At least 5 minutes prior to the conference call, please dial 888-211-7450 for USA and Canadian calls or 913-312-0728 for international calls.
WEBCAST:	Available on the investor relations section of the Company's website at www.dollartreeinfo.com/investors/news/events.
REPLAY:	A recorded version of the call will be available until midnight Monday, November 30, and may be accessed by dialing 888-203-1112. Please enter Passcode # 7654253.
CONTACT:	Dollar Tree, Inc., Chesapeake Randy Guiler 757-321-5284 www.DollarTree.com